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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

______________________________
Intralinks Holdings, Inc.
(Name of Subject Company)

______________________________
Intralinks Holdings, Inc.
(Name of Persons Filing Statement)

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Common Stock, par value $0.001 per share
(Title of Class of Securities)
46118H104
(CUSIP Number of Class of Securities)

 ______________________________
Scott N. Semel
EVP, General Counsel and Secretary
Intralinks Holdings, Inc.
150 East 42nd Street
8th Floor
New York, New York
(212) 543-7700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Margaret A. Brown
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston St.
Boston, Massachusetts 02116
(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 ____________________________________________________________________________________________________________

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Intralinks Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 19, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment No. 4, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by GL Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Synchronoss Technologies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $13.00 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated December 19, 2016 and filed by Parent and Merger Sub with the SEC on December 19, 2016.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The table titled “Cash Severance Payments” under “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS-Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” on page 11 of the Schedule 14D-9 is hereby amended to reflect the change marked below:

	Cash Severance Payments
Name	Cash Severance Amount		Value of Continued Welfare Benefits
Ronald W. Hovsepian		$2,952,625	$10,549
Christopher J. Lafond		$656,250	$4,832
Aditya Joshi	$	~~35,000~~ 435,000	$5,354
Leif O’Leary		$560,500	$10,792
Scott N. Semel		$450,000	$10,792
ITEM 8. ADDITIONAL INFORMATION.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The table titled “Golden Parachute Compensation” under “ITEM 8. ADDITIONAL INFORMATION-Golden Parachute Compensation” beginning on page 31 of the Schedule 14D-9, as amended by Amendment No. 2 to the Schedule 14D-9 filed with the SEC on December 20, 2016, is amended to reflect the changes marked below:

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)		Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Total ($)
Ronald W. Hovsepian	~~3,009,321~~ 2,952,625	3,994,366	N/A	14,009	N/A	~~7,017,696~~ 6,961,000
Christopher J. Lafond	~~680,137~~ 656,250	1,761,817	N/A	13,883	N/A	~~2,455,837~~ 2,431,950
Aditya Joshi	~~447,315~~ 435,000	1,200,369	N/A	13,910	N/A	~~1,661,594~~ 1,649,279
Leif O’Leary	~~584,048~~ 560,500	614,399	N/A	12,832	N/A	~~1,211,279~~ 1,187,731
Scott N. Semel	~~462,740~~ 450,000	1,045,109	N/A	12,832	N/A	~~1,520,681~~ 1,507,941

The second paragraph of “ITEM 8. ADDITIONAL INFORMATION-Regulatory Approvals” on page 36 of the Schedule 14D-9, as amended by Amendment No. 3 to the Schedule 14D-9 filed with the SEC on December 22, 2016, is amended and restated in its entirety to read as follows:

“The HSR Act provides for an initial 15-calendar-day waiting period for cash tender offers following the FTC’s and the Antitrust Division’s receipt of Parent’s Premerger Notification and Report Form under the HSR Act before Parent and Merger Sub may purchase Shares in the Offer. Parent and the Company each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on December 20, 2016 (the “Original HSR Filing”). The FTC notified Parent on December 21, 2016 that the Original HSR Filing was deficient due to a corrupted exhibit filed with the Original HSR Filing. On December 21, 2016, Parent filed corrected documentation in order to remedy the deficiency in the Original HSR Filing, which documentation the FTC indicated corrected the deficiency. On January 3, 2017, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act, effective the same day. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. Even though the requisite waiting period under the HSR Act has been terminated, at any time before or after the consummation of the Transactions the FTC or the Antitrust Division could still take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the parties. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.”

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

INTRALINKS HOLDINGS, INC.

By:	/s/ Scott N. Semel
Name:	Scott N. Semel
Title:	Executive Vice President, General Counsel and Secretary
Dated: January 4, 2017